Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]



A subsidiary of            Aldwych House            Tel: +44 207 611 8960
Stolt-Nielsen S.A.         71-91 Aldwych            Fax: +44 207 611 8965
                           London WC2B 4HN          www.stolt-nielsen.com
                           United Kingdom



NEWS RELEASE

                                                Contact:  Richard M. Lemanski
                                                          U.S. 1 203 625 3604
                                                          rlemanski@stolt.com

                                                          Valerie Lyon
                                                          UK 44 20 7611 8904
                                                          vlyon@stolt.com


 Stolt-Nielsen Transportation Group Ltd. Announces Offer to Purchase and Consent
                  Solicitation with Respect to its Senior Notes

London, England - January 25, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that its subsidiary, Stolt-Nielsen Transportation Group Ltd. ("SNTG"), has commenced an offer to purchase for cash any and all of its 8.48% Senior Notes due August 31, 2006 (the "2006 notes"), 7.51% Senior Notes due August 31, 2007 (the "2007 notes"), 6.96% Senior Notes due June 18, 2008 (the "2008 notes") and 7.11% Senior Notes due June 18, 2013, (the "2013 notes" and collectively, the "notes"). The total principal amount of notes outstanding is approximately $313.6 million.

On January 19, 2005, Stolt-Nielsen S.A. completed the sale of all its interest in Stolt Offshore S.A. for gross proceeds of $502.0 million. As it is required by the terms of the notes, SNTG is making an offer to purchase the notes funded from such proceeds (the "Offer"). SNTG is simultaneously pursuing a consent solicitation (the "Solicitation") whereby it is offering to purchase the notes and soliciting consents to certain proposed amendments to the note agreements governing the notes. The amendments, if approved, would eliminate substantially all of the covenants and certain events of default contained in each of the note agreements, as well as eliminate the 1% consent fee payable with respect to the notes. The Solicitation also seeks consents to release the remaining collateral securing the notes.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, February 22, 2005 (the "Expiration Date"). The Solicitation is scheduled expire at 5:00 p.m., New York City time, on Friday, February 18, 2005.

In the Offer, SNTG is offering to make a cash payment for each $1,000 principal amount of notes tendered, consisting of (a) 100% of the outstanding principal amount of such notes, (b) the accrued and unpaid fee required by the note agreements of 1% per annum on the outstanding

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principal amount of such notes and (c) the accrued and unpaid interest on the outstanding principal amount of such notes (the "Offer Payment").

In the Solicitation, SNTG is offering to make a cash payment for each $1,000 principal amount of notes tendered together with consents, consisting of the relevant Offer Payment with respect to each note plus an additional consent payment of (i) $ 24.42 with respect to the 2006 notes, (ii) $ 28.62 with respect to the 2007 notes, (iii) $ 28.86 with respect to the 2008 notes and (iv) $ 72.52 with respect to the 2013 notes (together with the relevant Offer Payment, the "Early Consent Payment") to holders who tender their notes together with consents on or prior to 5:00 p.m., New York City time, on Monday, February 7, 2005 (the "Early Consent Date"). Holders who tender their notes and consents pursuant to the Solicitation after the Early Consent Date will only receive the Offer Payment.

The table below shows the aggregate principal amount of notes outstanding and, with respect to each $1,000 principal amount of notes, the Offer Payment and Early Consent Payment being offered to holders that choose to participate in the Offer or the Solicitation, assuming a payment date of February 25, 2005.


----------------- ----------------- --------------- ---------------- ---------------- --------------- ----------------
Notes             Principal         Accrued and     Accrued and      Total Offer      Consent         Total Early
Series            Amount            Unpaid 1% Fee*  Unpaid Interest  Payment          Payment**       Consent Payment
                  Outstanding
                                    ----------------------------------------------------------------------------------
                                                           (for each $1,000 principal amount)
----------------------------------------------------------------------------------------------------------------------
2006 notes        $62,800,000       $2.36           $20.02           $1,022.38        $24.42          $1,046.80
----------------------------------------------------------------------------------------------------------------------
2007 notes        $75,000,000       $2.36           $17.73           $1,020.09        $28.62          $1,048.71
----------------------------------------------------------------------------------------------------------------------
2008 notes        $160,800,000      $1.86           $12.95           $1,014.81        $28.86          $1,043.67
----------------------------------------------------------------------------------------------------------------------
2013 notes        $15,000,000       $1.86           $13.23           $1,015.09        $72.52          $1,087.61
----------------------------------------------------------------------------------------------------------------------


* Consent fee due pursuant to the June 16, 2004 amendment to the agreements governing the notes.

** Reflects a consent payment of 102.442% for the 2006 notes, 102.862% for the 2007 notes, 102.886% for the 2008 notes and 107.252% for the 2013 notes.

The Offer is not subject to any conditions. The amendments to the note agreement governing each series of notes will require the consent of note holders owning at least 66-2/3% of the aggregate outstanding principal amount of each of the 2006 notes, the 2007 notes and, collectively, the 2008 notes and 2013 notes. The Solicitation with respect to the notes in any such series is conditioned on, among other things, obtaining such consent with respect to such series. The remaining collateral securing all of the notes will not be released without the consent of holders of at least 66-2/3% of the aggregate outstanding principal amount of each series of notes, each series being considered separately.

This press release is neither an offer to purchase the notes nor a solicitation of an offer to sell the notes. The Offer and the Solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement dated January 24, 2005.

Additional information concerning the terms and conditions of the Offer and the Solicitation, delivery of consents and/or tender of notes may be obtained from Richard M. Lemanski or Howard J. Merkel of Stolt-Nielsen Inc. at telephone number +1 203 625 9400. Copies of the Offer to Purchase and Consent Solicitation Statement and related documents may be obtained from Morrow & Co., Inc., the Information Agent, at 445 Park Avenue, 5th Floor, New York, NY, 10022 at telephone numbers +1 212 754 800 or (800) 654 2468.

About Stolt-Nielsen S.A.

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


Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. Stolt-Nielsen S.A., through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com)
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